Frontier Investment Corp

c/o Maples Corporate Services Limited,

PO Box 309, Ugland House,

Grand Cayman, KY1-1104, Cayman Islands

June 25, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Todd Schiffman and Mr. Justin Dobbie

RE:	Frontier Investment Corp (the “Company”) Registration Statement on Form S-1 (File No. 333-257033) (the “Registration Statement”)

Dear Messrs. Schiffman and Dobbie:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on June 29, 2021, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

FRONTIER INVESTMENT CORP

By:	/s/ Asar Mashkoor
	Name:	Asar Mashkoor
	Title:	Chairman and Chief Executive Officer

Acceleration Request: 333-235788